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11017628

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 2 8 2011

Washington, DC
110

SEC FILE NUMBER
8-67246

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___1/1/10___ AND ENDING___12/31/10___
                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: M.D Sass Securities, L.L.C

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1185 Avenue of the Americas

(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Daniel Fishbane   212-843-8938
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berdon LLP

(Name – *if individual, state last, first, middle name*)

360 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

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OATH OR AFFIRMATION

I, ___Daniel Fishbane_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
___M.D Sass Securities, L.L.C_____ , as

of ___December, 31_____ , 20_10____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____   _____
                                                              Signature

                                                 CHIEF FINANCIAL OFFICER
_____   _____
        Notary Public   Title

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

M.D. SASS SECURITIES, L.L.C.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

M.D. SASS SECURITIES, L.L.C.

INDEX
DECEMBER 31, 2010



BERDON

INDEPENDENT AUDITORS' REPORT

To the Members of
  M.D. Sass Securities, L.L.C.

We have audited the accompanying statement of financial condition of M.D. Sass Securities, L.L.C. (the "Company") as of December 31, 2010. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of M.D. Sass Securities, L.L.C. as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Berdon LLP

Certified Public Accountants

New York, New York
February 15, 2011

Berdon LLP
CPAs and Advisors

IAPA A global association of independent
accounting firms and groups · IAPA

Reply to:
360 Madison Avenue
New York, NY 10017
Ph: 212.832.0400
Fax: 212.371.1159

One Jericho Plaza
Jericho, NY 11753
Ph: 516.931.3100
Fax: 516.931.0034
www.BERDONLLP.com

M.D. SASS SECURITIES, L.L.C.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

Cash and cash equivalents		$ 162,846
Due from M.D. Sass Investors Services, Inc.		144,260
Other receivables		14,970
TOTAL ASSETS		**$ 322,076**

LIABILITIES AND MEMBERS' CAPITAL

LIABILITIES:

Accounts payable and accrued expenses		$ 13,844
TOTAL LIABILITIES		13,844
MEMBERS' CAPITAL		308,232
TOTAL LIABILITIES AND MEMBERS' CAPITAL		$ 322,076

The accompanying notes to statement of financial condition are an integral part of this statement.

NOTE 1 - <u>ORGANIZATION AND SUMMARY OF SIGNIFICANT</u>
<u>ACCOUNTING POLICIES</u>

M.D. Sass Securities, L.L.C. (the "Company") was formed on September 23, 2005 primarily to broker investments in limited partnership interests for clients. The Company generates fee income as stated in the services agreement dated January 31, 2007, between the Company and M.D. Sass Investors Services, Inc. ("Investors").

The Company is a Delaware limited liability company, which is taxed as a partnership and governed under a limited liability company agreement. The agreement provides for the members' ownership, liabilities of members, transfers of interest, capital contributions, distribution to members and profit or loss allocations.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority, Inc. ("FINRA"). FINRA is the successor to the National Association of Securities Dealers, Inc. The Company became registered on August 1, 2006.

(a)   Management Service Fee Reimbursement

The Company entered into a service agreement dated January 31, 2007 with Investors, a related party. Investors is registered as an "investment advisor" under Section 203 of the Investment Advisors Act of 1940. The Company provides its broker services of marketing interests in the investment funds ("Affiliated Services"), for which Investors and certain affiliates and former affiliates of Investors act as General Manager, Managing Member and Investment Advisor in exchange for services and personnel to be provided by Investors. Investors allocates expenses to the Company for Affiliated Services. The service agreement calls for the Company to be reimbursed by Investors at an amount equal to 100.5% of all expenses incurred providing these Affiliated Services.

(b)   Commission Expense

The Company employs individuals to broker investments in limited partnership interests for clients. These brokers receive commissions based on varying percentages of eligible revenue (defined as base and performance fees) related to investments in these limited partnership interests.

(c)   Cash and Cash Equivalents

Cash equivalents are defined as short-term, highly liquid money market funds with original maturities of less than 90 days. At December 31, 2010, substantially all of the cash and cash equivalents were held at one major financial institution.

(d)   Income Tax

The Company is generally not taxed on its income or loss, as such taxes are the responsibility of the members. New York City, however, subjects limited liability companies to an unincorporated business tax based on income, with certain adjustments. The Company's federal and state income tax returns for the years after 2006 remain subject to examination by the taxing authorities.

(continued)

NOTE 1 - <u>ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u> (Continued)

(e)   Use of Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingencies, if any, at the date of the financial statements. Actual results could differ from those estimates.

NOTE 2 - <u>REGULATORY REQUIREMENTS</u>

The Company is subject to the SEC's Uniform Net Capital Rule ("Rule") and has elected to compute its net capital under the Basic Method of this Rule. The Rule requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (8 to 1 in its first year of operation) subject to a minimum of $5,000. At December 31, 2010, the Company had a net capital of $149,002 which was $144,002 in excess of its required net capital.

The Company is exempt from the provisions of SEC Rule 15c3-3 under Paragraph (k)(2)(i).

NOTE 3 - <u>RELATED PARTY TRANSACTIONS</u>

Investors, a related party through common ownership, is a registered investment advisor. During the year ended December 31, 2010, the Company reflected $2,679,069 for management service fees. This amount is equivalent to 100.5% of all expenses incurred by the Company providing affiliated services to Investors throughout the year ended December 31, 2010. At December 31, 2010, a net receivable of $144,260 was due from Investors.

NOTE 4 - <u>SUBSEQUENT EVENTS</u>

The Company has evaluated subsequent events after December 31, 2010 through February 15, 2011, the date that the financial statements are considered available to be issued.



BERDON

INDEPENDENT AUDITORS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Members of
 M.D. Sass Securities, L.L.C.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by M.D. Sass Securities, L.L.C. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC solely to assist you and the other specified parties in evaluating M.D. Sass Securities, L.L.C.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). M.D. Sass Securities, L.L.C.'s management is responsible for M.D. Sass Securities, L.L.C.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, including cash disbursement journals and bank statements, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010 with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

Berdon LLP
CPAs and Advisors

IAPA A global association of independent
accounting firms and groups · IAPA

Reply to:
360 Madison Avenue
New York, NY 10017
Ph: 212.832.0400
Fax: 212.371.1159

One Jericho Plaza
Jericho, NY 11753
Ph: 516.931.3100
Fax: 516.931.0034
www.BERDONLLP.com

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Burdow LLP

Certified Public Accountants

New York, New York
February 15, 2011

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